UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Press Release

Pampa Energía S.A. announces resignation of Chief Financial Officer and Alternate Member of the Board of Directors.

September 3rd, 2012. Pampa Energía S.A. (the “Company”); (NYSE: PAM; Buenos Aires Stock Exchange: PAMP), announces that Mr. Roberto Luis Maestretti has resigned as Chief Financial Officer of the Company and as alternate member of the Company’s Board of Directors, due to personal reasons.

In addition, the Company announces that Mr. Ricardo Alejandro Torres, Chief Executive Officer of the Company, will serve as interim Chief Financial Officer, pending the appointment of a new Chief Financial Officer by the Company's Board of Directors.

For further information, please contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella – Special Projects Manager and Investor Relations Officer

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina

Phone: +54 (11) 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

CGSH Draft 9-3-12

Buenos Aires, September 3, 2012

To:

BUENOS AIRES STOCK EXCHANGE

ARGENTINE SECURITIES COMMISSION

Your Offices

Ref.: Report of Relevant Event of Pampa Energía S.A. (the “Company”).

Dear Sirs,

I hereby address the Buenos Aires Stock Exchange and the Argentine Securities Commission in my capacity as Responsible of Market Relations for the Company, in compliance with section 23 of the Buenos Aires Stock Exchange Listing Rules and section 3, Chapter XXI, of the Rules of the Argentine Securities Commission, to inform that Mr. Roberto Luis Maestretti has resigned as alternate director of the Company’s Board of Directors, due to personal reasons.

Kind regards,

Ignacio Meggiolaro

Responsible of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 4, 2012

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: CEO of Pampa

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.